Exhibit (h)(2)

SHAREHOLDER SERVICES PLAN

UNDER THE INVESTMENT COMPANY ACT OF 1940

This is a SHAREHOLDER SERVICES PLAN (the “Plan”) made as of                     , 2018, adopted by Broadstone Real Estate Access Fund, Inc. (the “Fund”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end interval fund which offers for public sale shares of beneficial interest (the “Shares”); and

WHEREAS, the Fund offers Shares in the classes as set forth on Schedule A attached hereto;

WHEREAS, the Fund has entered into a Distribution Agreement (the “Distribution Agreement”) with ALPS Distributors, Inc. (“DISTRIBUTOR”) pursuant to which DISTRIBUTOR has agreed to serve as the distributor of the Shares of the Fund; and

WHEREAS, the Fund desires to adopt the Plan pursuant to which the Fund will pay a shareholder servicing fee to DISTRIBUTOR in connection with the servicing of the Shares of the Fund; and

WHEREAS, DISTRIBUTOR will administer the Plan as set forth herein;

NOW, THEREFORE, the parties agree as follows:

1. Distributor shall enter into agreements with financial intermediaries, upon the direction of the Fund, pursuant to which such financial intermediaries will provide shareholder services to those customers who own Fund Shares. Shareholder services include, but are not limited to: (i) responding to customer inquiries of a general nature regarding the Fund; (ii) crediting distributions from the Fund to customer accounts; (iii) arranging for bank wire transfer of funds to or from a customer’s account; (iv) responding to customer inquiries and requests regarding SAIs, shareholder reports, notices, proxies and proxy statements, and other Fund documents; (v) forwarding prospectuses, SAIs, tax notices and annual and semi-annual reports to beneficial owners of Fund shares; (vi) assisting the Fund in establishing and maintaining shareholder accounts and records; (vii) assisting customers in changing account options, account designations and account addresses; (viii) assistance with share repurchases, distribution payments, and reinvestment decisions; (ix) providing overall guidance on a shareholder’s investment in the Fund’s shares; and (x) providing such other similar services as the Fund may reasonably request.

2.

A. The Fund is authorized to pay to DISTRIBUTOR, in order to compensate financial intermediaries for shareholder services and other services under this Plan, a shareholder services fee at the rate listed across from each class name on Schedule A under the heading “Shareholder Services Fee,” which amount may not exceed 0.25% on an annualized basis of the average net assets attributable to the applicable class of Fund Shares. Such fees are to be paid by the Fund monthly, or at such other intervals as the Fund’s board of directors (the “Board”) shall determine. Such fees shall be based upon the applicable Fund’s average daily net assets during the preceding month, and shall be calculated and accrued daily.

B. The Fund may pay fees to DISTRIBUTOR at a lesser rate than the fees specified in Section 2.A. of this Plan as agreed upon by the Board and DISTRIBUTOR and as approved in the manner specified in subsections (a) and (b) of Section 4 of this Plan.

3. If the Fund desires to add additional classes to this Plan, whether currently existing or created in the future (a “New Class”) and the Fund’s Board has approved the Plan for such New Class in the matter set forth in subsections (a) and (b) of Section 4 of this Plan, as well as by then-sole shareholder of the Shares of such New Class (if required by the 1940 Act or the rules promulgated thereunder), such New Class may be added to this Plan by addendum and thereafter shall be subject to this Plan and will pay the shareholder services fee as provided in Section 2.A. of this Plan above (and reflected on an amended Schedule A hereto). After the adoption of this Plan by the Board with respect to the Shares of the New Class, the term “Classes” under this Plan shall thereafter be deemed to include such New Class.

4. This Plan shall not take effect with respect to any Class unless it has been approved, together with any related agreements, by a majority vote, cast in person at a meeting (or meetings) called for the purpose of voting on such approval, of: (a) the Board; and (b) those directors of the Fund (the “Directors”) who are not “interested persons” of the Fund and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (the “Disinterested Directors”).

5. This Plan may continue in full force and effect with respect to the Fund for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in subsections (a) and (b) of Section 4 of this Plan above.

6. DISTRIBUTOR shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts paid to financial intermediaries with respect to the Fund by DISTRIBUTOR under this Plan and pursuant to the terms of the applicable agreements with such financial intermediaries.

7. The Fund may terminate this Plan at any time, without the payment of any penalty, by vote of the Board, by vote of a majority of the Disinterested Directors, or by vote of a majority of the outstanding voting securities of the Fund. Notwithstanding the foregoing, this Plan shall terminate automatically in the event of its assignment.

8. This Plan may not be amended to increase materially the amount of fees to be paid by a class of Fund Shares unless such amendment is approved by a vote of a majority of the shares of the affected class of Fund Shares, and no material amendment to the other provisions of this Plan shall be made unless approved in the manner provided for approval and annual renewal in subsections (a) and (b) of Section 4 above.

9. While this Plan is in effect, the selection and nomination of the Disinterested Directors of the Fund shall be made solely at the discretion of the Disinterested Directors of the Fund.

10. As used in this Plan, the terms “majority of the outstanding voting securities,” “assignment” and “interested person” shall have the same meanings as those terms have in the 1940 Act.

11. The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Section 6 above for a period of not less than six years from the date thereof, the first two years in an easily accessible place.

12. The Directors of the Fund and the shareholders of the Fund shall not be liable for any obligations of the Fund under this Plan, and DISTRIBUTOR or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Fund in settlement of any such right or claim, and not to such Directors or shareholders.

13. Each of the parties to this Plan represent and warrant that it has obtained all approvals and has the authority to enter into, perform and execute this Plan.

SCHEDULE A

FUND SHARE CLASS	SHAREHOLDER SERVICES FEE	DATE PLAN ADOPTED
Class W	0.25%	[ ]

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